

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Peter McGoff
Chief Legal Officer
Rubrik, Inc.
3495 Deer Creek Road
Palo Alto, California 94304

> **Re: Rubrik, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 14, 2022**
> **CIK No. 0001943896**

Dear Peter McGoff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amended draft registration statement or filed registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
If our information technology systems or data, or those of third parties upon which we rely..., page 22

1. You note that the COVID-19 pandemic and your remote workforce poses increased risks to your information technology systems and data, as more of your employees work from home, utilizing network connections outside your premises. Please elaborate on what risks have increased and what ways you are addressing those risks. In addition, please provide the number of employees working remotely and the Company's anticipation regarding remote work employee status for the foreseeable future.

There are a limited number of manufacturers of commodity servers..., page 27

2.   You note that "a large majority of the Rubrik-branded Appliances are manufactured by Super Micro Computer, Inc., or Supermicro." Please elaborate on the term "large majority" by providing a quantified description of Rubrik-branded Appliances manufactured by Super Micro Computer, Inc. In addition, please discuss the terms of any agreements with Supermicro and the potential impact of the loss of such a partnership on the company.

If we are unable to maintain successful relationships with our Channel Partners..., page 31

3.   Please revise your risk factor to disclose that three channel partners accounted for approximately 79% and 80% of your sales for the years ended January 31, 2021 and 2022. Identify the channel partners and discuss the material terms of any agreements or arrangements with the partners. Clarify whether any end customers generated a material portion of your revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 81

4.   You state that you deploy a land-and-expand strategy and your ability to grow your existing customer base is an important factor impacting your performance. We also note your reference to dollar-based net retention rate as an indication of your ability to expand revenue throughout this filing. Please disclose the dollar-based net retention rate for each period presented, rather than referring to a rate which exceeded 140% in each of the periods, and include a quantified discussion of the fluctuations in such rate from period to period. In addition, please consider revising the name of this metric to reflect that it appears to be based on the average of the rates during each of the four quarters in the periods. Refer to SEC Release No. 33-10751.

Customers with $100,000 or More in Subscription ARR, page 81

5.   Please disclose the percentage of total revenues generated by customers with $100,000 or more in Subscription ARR for all periods presented.

Non-GAAP Financial Measure, page 83

6.   Please clarify if the usefulness of free cash flow is as a liquidity measure or a performance measure. In this regard, you indicate in the first paragraph that the measure provides useful information in evaluating your operating performance, while your explanation below indicates free cash flow is a helpful indicator of liquidity.

Components of Results of Operations, page 84

7.   You state that you expect the ratable portion of your subscription revenue to increase as customers adopt RSC-SaaS and you expect RSC to be the majority of your subscription

revenue by the end of fiscal 2024. Please provide additional metrics specific to the growth of the product that support this conclusion.

Liquidity and Capital Resources
Operating Activities, page 93

8. You indicate that your largest source of operating cash is payments received from your customers. Please expand your discussion to more fully explain the reasons for the change in accounts receivable in relation to the change in revenue and include an analysis of days sales outstanding as compared to your typical payment terms. Refer to Section IV.B.1 of SEC Release 33-8350.

Underwriting, page 155

9. You state that Bipul Sinha, your Chief Executive Officer and a member of your board of directors, has entered into a loan and security agreement with Goldman Sachs Bank, an affiliate of the underwriter in this offering. Please disclose the amount of the loan and the date of the agreement.

10. You state that Goldman Sachs BDC, an affiliate of the underwriter in this offering, is a lender under your outstanding revolving credit facility. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Notes to Consolidated Financial Statements, page F-8

11. We note that you have disclosed certain relationships and related party transactions beginning on page 154. Please add a footnote to your financial statements to provide the related party transactions' disclosures required by ASC 850-10-50.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

12. We note your disclosure that you primarily sell products and services *to end customers* through distributors and resellers ("Channel Partners"). On page F-18, you also disclosed that you sell products and services to Channel Partners and end customers, and we note that three partners accounted for approximately 79% and 80% of total revenues for the years ended January 31, 2021 and 2022, respectively. Please revise your disclosures to clarify:
    •   Whether Channel Partners are your customers under ASC 606-10; and
    •   When and how revenues are recognized for sales generated indirectly through Channel Partners. Explain to us when revenue recognition begins and how you determine that control has been transferred. Refer to ASC 606-10-25-30 and 606-10-50-19.

Software Development Costs, page F-14

13.   We noted your disclosure that you capitalize certain costs incurred for the development of computer software for internal-use during the application development stage. Please expand to disclose the expected useful lives of the software and clarify when amortization of internal-use software begins. Please refer to ASC 350-40-35-6.

Note 8 - Commitments and Contingencies, page F-23

14.   We note from your disclosure on page 41 that your Ransomware Recovery Warranty provides certain customers with up to $5 million for recovery of certain expenses and from your disclosure on page 41 that you typically provide indemnification to customers for certain losses suffered or expenses incurred as a result of third-party claims arising from your infringement of a third-party's intellectual property. Tell us what consideration was given to the disclosure requirements in ASC 460-10-50.

Note 10 - Stockholders' Deficit and Common Stock
Stock-Based Compensation, page F-24

15.   For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Note 13 - Subsequent Events, page F-31

16.   We note your disclosure that, under Refresh Rights, you offered qualified customers rights to next-generation Rubrik-branded Appliances at no cost, and, in the fiscal year ending January 31, 2023, you began offering subscription credits in exchange for customers relinquishing these rights. Please address the following:

- Tell us what consideration you gave to disclosing the related revenue recognition policy for the material right associated with the Refresh Rights; and

- Revise to clarify the impact of the offer to exchange Refresh Rights for subscription credits. In this regard, we note that the impact of the offer will have a material impact on the deferral of revenue, but you are still assessing the impact. Explain how the offer is expected to have a material impact on the deferral of revenue, and disclose the amount of revenue deferred for Refresh Rights as of January 31, 2022. Also explain the impact that you are still continuing to assess.

17.   We note your reference to stock options and RSUs granted after January 31, 2022 on pages 10 and 11. Please revise to disclose any equity-based awards, including grants of options to purchase stock and restricted stock units after year-end. Describe the terms of any awards and the accounting impact, including the number of and vesting period of the awards issued, the fair value of the underlying common stock for each issuance, the grant date fair value of the awards, and the related amount of stock-based compensation. Refer to ASC 855-10-50-2.

General

18.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Becky Chow, Senior Staff Accountant, at 202-551-6524 or Melissa Walsh, Senior Staff Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at 202-957-9361 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Avina